UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated May 14, 2012: Globus Maritime Reports Financial Results for the Quarter Ended March 31, 2012, and Declares Quarterly Cash Dividend of $0.085 per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 14, 2012

GLOBUS MARITIME LIMITED

By:	/s/ Elias S. Deftereos
Name:	Elias S. Deftereos
Title:	Chief Financial Officer

Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Reports Financial Results for the Quarter Ended March 31, 2012, and Declares Quarterly Cash Dividend of $0.085 per Share.

Athens, Greece, May 14, 2012 - Globus Maritime Limited ("Globus," the “Company," “we,” or “our”), (NASDAQ: GLBS), a dry bulk shipping company, reported today its unaudited consolidated operating and financial results for the three-month period ended March 31, 2012.

The Company’s Board of Directors also declared a quarterly cash dividend of $0.085 per share for the three-month period ended March 31, 2012.

Summary of First Quarter 2012 (“Q1-12”) Results versus First Quarter 2011 (“Q1-11”)

•

Revenue of $9.5 million versus $8.5 million, a 12% increase;

•

Net Revenue of $9.3 million versus $7.5 million, a 24% increase;

•

Adjusted EBITDA of $6.0 million versus $4.9 million, an increase of 22%; adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”).  See a later section of this press release for a reconciliation of non-GAAP financial measures;

•

Total comprehensive income of $1.7 million versus $2.2 million, a 23% decrease;

•

Basic earnings per share of $0.16, calculated on 10,117,600 weighted average number of shares compared to $0.30, calculated on 7,289,688 weighted average number of shares;

•

An average of 7.0 vessels were owned and operated during Q1-12 compared to 5.0 vessels owned and operated during Q1-11. Average Time Charter Equivalent (“TCE”) for Q1-12 was $14,764 per day compared to $18,012 per day for Q1-11; and

•

Fleet utilization was 99.4% versus 99.5%; fleet utilization is further defined in a later section of this press release.

Dividend Declaration

For the three-month period ended March 31, 2012, the Company’s Board of Directors declared a cash dividend on its common shares of $0.085 per share, payable on or about May 31, 2012 to shareholders of record on May 25, 2012.

The Company has 10,141,499 shares of common shares issued and outstanding as of today.

The Company is continuing the policy of paying out a variable quarterly dividend in excess of 50% of the net income of the previous quarter, subject to any reserves the Board of Directors may from time to time determine is required. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: our earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in our debt arrangements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings future issuances of securities, or as a result of losses in connection with actions of the former charterer of the “Star Globe” for which we are currently in arbitration proceedings to recover,  and other factors, many of which will be beyond our control. We can give no assurance that dividends will be paid in the future.

Current Fleet Profile

On the date of this press release Globus’ subsidiaries own seven dry bulk carriers, consisting of four Supramaxes, two Panamaxes and one Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Yr Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
Weighted Average Age: 5.3 Years at 3/31/2012					452,886

Current Fleet Deployment

The “Tiara Globe” was on a time charter (“T/C”) at the gross rate of $20,000 per day with Transgrain Shipping (“Transgrain”) that began in February 2010 and expired in early March 2012. The item “trade receivables” on our Statement of Financial Position includes an amount of approximately $0.8 million for outstanding hire and damages from Transgrain and a sub-charterer.  Globus has initiated arbitration proceedings. The vessel is currently trading in the spot market.

The “River Globe” was on a T/C at the gross rate of $14,500 per day with Allied Maritime Inc. that began in May 2011 and expired in early March 2012. The vessel is currently trading in the spot market.

The “Star Globe” completed her employment at $15,600 per day gross with Allied Maritime Inc. (“Allied”) in February 2012. As previously announced, Allied delivered the vessel in a location outside the redelivery area required under the charter, and did not replenish the quantity of bunkers required under the charter. The Company has initiated arbitration proceedings to recover an amount of approximately $1.7 million as a debt and/or damages by Allied. The vessel is currently on a short time charter at $13,000 per day gross to Pacific Basin that began in February 2012 and is scheduled to expire this week, following which the vessel will be drydocked in China.

As of the day of this press release, we have secured under fixed employment approximately 57% of our fleet days for the rest of 2012, 45% for 2013, and 29% for 2014.

Employment Profile

Vessel	Charterer	Expiration Date (Earliest)	Type	Gross Daily rate
Tiara Globe	Spot	n/a	Spot	n/a
River Globe	Spot	n/a	Spot	n/a
Sky Globe	HMM	Aug. 2013	Time charter	$12,000 - 1st year $12,500 - 2nd year
Star Globe	Spot	n/a	Spot	n/a
Jin Star	Eastern Media International - Far Eastern Silo & Shipping	Jan 2015	Bareboat	$14,250
Moon Globe	Guaranteed nominee of Gleamray Maritime Inc.	June 2013	Time charter	$18,000 (net)
Sun Globe	Cosco Qingdao Shipping Co	Jan. 2015	Time charter	$16,000

Management Commentary

George Karageorgiou, Chief Executive Officer of Globus, stated:

“We are pleased to report a net income of $1.7 million for the first quarter of 2012, continuing our profitability against a backdrop of weakening charter rates and the global economic turmoil during the period. This can be attributed to the low operating expenses required to maintain our fleet, a result of our efficient in-house technical and commercial management.

This being said, it is our position that in the prevailing weak charter market, it is more beneficial to trade any vessels coming off previous charters in the spot market while we are looking for short to medium term employment up to 1 year. Current rates for 2-3 year charters limit the upside potential for younger vessels, such as ours.

We have scheduled the drydockings for the “Star Globe”, “River Globe”, and “Sun Globe” throughout this calendar year. We view this as a prudent investment of time which will allow us to have the maximum number of our vessels available for charter in what we expect to be a better rate environment in 2013, as the excess supply of dry bulk tonnage subsides.”

Elias Deftereos, Chief Financial Officer of Globus, added:

“Our results for the reporting period reflect the difficult and at times contentious market conditions. The figure of “other current assets” on our Statement of Financial Position includes an amount of approximately $2.5 million for which we are in arbitration against previous charterers.

At the end of March 2012, total bank debt outstanding was $110.0 million, while our restricted and unrestricted cash balances exceeded $9.3 million. Our Net Debt (being total debt less cash) to Total Capitalization (Net Debt plus Total Equity) came to 41.8%, a moderate figure for our industry.

Management Discussion of the First Quarter 2012 Results

Three-month period ended March 31, 2012 compared to the three-month period ended March 31, 2011

During the first quarter of 2012, we had an average of 7.0 dry bulk vessels in our fleet, compared to an average of 5.0 dry bulk vessels in the same period in 2011.

Revenue

Revenue during Q1-12 reached $9.5 million, compared to $8.5 million during Q1-11, a 12% increase primarily attributable to the increase in the number of vessels in our fleet.

Voyage expenses

Voyage expenses decreased by $0.9 million to $0.1 million during Q1-12 compared to $1.0 million during Q1-11. This 90% decrease is mainly attributable to the gain from the increase in the value of bunkers delivered at the end of time charters and to lower costs achieved on repositioning our vessels during Q1-12 compared to Q1-11.

Vessel operating expenses

Vessel operating expenses increased by $1.0 million to $2.6 million in Q1-12, compared to $1.6 million in Q1-11. This 63% increase is attributable primarily to the increase in the size of our fleet. The breakdown of our operating expenses for the three-month periods ended March 31, 2012 and 2011 was as follows:

	2012	2011
Crew expenses	51%	53%
Repairs and spares	17%	14%
Insurance	12%	11%
Stores	10%	14%
Lubricants	7%	5%
Other	3%	3%

Average daily operating expenses were $4,758 during Q1-12, compared to $4,397 during Q1-11, representing an increase of 8%.

Depreciation

Depreciation increased by $0.6 million, or 26%, to $2.9 million during Q1-12, compared to $2.3 million during Q1-11. This increase is a direct result of the increase in the number of vessels in our fleet.

Amortization of fair value of time charter attached to vessels

Amortization during Q1-12 was $0.5 million compared to $nil during Q1-11. Amortization refers to the fair value of above market time charters attached to the two vessels acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters.

Interest expense and finance costs

Interest expenses and finance costs increased by $0.3 million to $0.9 million during Q1-12, compared to $0.6 million during Q1-11, mainly due to higher average debt balances.

Liquidity and capital resources

During the first quarter of 2012 we repaid the following principal amounts to our banks:

1)

a regular installment of $0.5 million to Deutsche Schiffsbank, and

2)

two regular installments totaling $0.8 million to DVB Bank.

As of March 31, 2012, our cash and bank balances and bank deposits were $9.3 million and our outstanding debt was $110.0 million, while an amount up to $10.0 million remained undrawn and available under the Credit Suisse revolving facility.

Scheduled vessel repairs

The vessels “Star Globe”, “River Globe”, and “Sun Globe” are scheduled to be drydocked during the remainder of 2012. We budget 20 days per drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

Conference Call details

The Company’s management team will host a conference call and simultaneous internet webcast to discuss these results on Tuesday, May 15, 2012, at 9:00 am Eastern Time.

Investors may access the webcast by visiting the Company’s website at www.globusmaritime.gr and clicking on the webcast link. Participants may also dial into the call 10 minutes prior to the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK), 00800-4413-1378 (from Greece), or +44 (0)1452-542-301 (all other callers). Please quote “Globus Maritime.”

A replay of the conference call will be available until May 22, 2012 by dialling 1-866-247-4222 (from the US), 0800-953-1533 (from the UK), or +44(0)1452 550-000 (all other callers). Access Code: 36407079#. In addition, a replay of the webcast will be available on the Company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three Months Ended March 31,
	(Unaudited)
(in thousands of U.S. dollars, except per share data)	2012	2011

Statement of comprehensive income data:
Revenue	9,458	8,461
Voyage expenses	(149)	(995)
Net revenue (1)	9,309	7,466
Vessels operating expenses	(2,598)	(1,583)
Depreciation	(2,927)	(2,273)
Depreciation of dry docking costs	(157)	(3)
Amortization of fair value of time charter attached to vessels	(452)	-
Administrative expenses	(475)	(549)
Administrative expenses payable to related parties	(143)	(277)
Share-based payments	(270)	(90)
Other income/(expenses), net	135	(45)
Operating profit before financing activities	2,422	2,646
Interest income from bank balances & bank deposits	18	15
Interest expense and finance costs	(872)	(585)
Gain on derivative financial instruments	44	99
Foreign exchange gains, net	45	7
Total finance costs, net	(765)	(464)
Total comprehensive income for the period	1,657	2,182

Basic earnings per share for the period	0.16	0.30
Diluted earnings per share for the period	0.16	0.30
Adjusted EBITDA (2)	5,958	4,922

(1) Net revenue is computed by subtracting voyage expenses from revenue.  Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, Amortization of fair value of time charter attached to vessels, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

➢

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

➢

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

➢

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

➢

other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive income to Adjusted EBITDA (unaudited) for the periods presented:

	Three Months Ended March 31,
(Expressed in thousands of U.S. Dollars)	(Unaudited)
	2012	2011
Total comprehensive income for the period	1,657	2,182
Interest and finance costs, net	854	570
Gain on derivative financial instruments	(44)	(99)
Foreign exchange gains, net	(45)	(7)
Depreciation	2,927	2,273
Depreciation of drydocking costs	157	3
Amortization of fair value of time charter attached to vessels	452	-
Adjusted EBITDA (unaudited)	5,958	4,922

(Expressed in thousands of U.S. Dollars)	As of March 31,	As of December 31,
	2012	2011
	(Unaudited)
Consolidated statement of financial position data:
Vessels, net	238,977	242,507
Office furniture and equipment	89	75
Other non-current assets	10	10
Total non-current assets	239,076	242,592
Cash and bank balances and bank deposits	9,350	9,301
Trade receivables, net	2,906	1,386
Inventories	634	554
Prepayments and other assets	3,631	2,226
Total current assets	16,521	13,467
Total assets	255,597	256,059
Share capital	40	40
Share premium	109,420	109,229
Retained earnings	30,864	30,750
Total equity	140,324	140,019
Long-term borrowings, net of current portion	104,192	105,518
Provision for staff retirement indemnities	69	66
Total non-current liabilities	104,261	105,584
Current portion of long-term borrowings	5,300	5,297
Trade accounts payable	1,899	945
Accrued liabilities and other payables	1,192	1,206
Derivative financial instruments	1,387	1,431
Deferred revenue	1,234	1,577
Total current liabilities	11,012	10,456
Total Liabilities	115,273	116,040
Total equity and liabilities	255,597	256,059

	Three Months Ended March 31,
(Expressed in thousands of U.S. Dollars)	(Unaudited)
	2012	2011
Statement of cash flow data:
Net cash generated from operating activities	3,794	4,385
Net cash used in investing activities	(6)	(3,026)
Net cash used in financing activities	(3,749)	(2,209)

	Three Months Ended March 31,
	2012	2011
Ownership days (1)	637	450
Available days (2)	637	436
Operating days (3)	633	434
Bareboat charter days (4)	91	90
Fleet utilization (5)	99,4%	99.5%
Average number of vessels (6)	7.0	5.0
Daily time charter equivalent (TCE) rate (7)	$14,764	$18,012
Daily operating expenses (8)	$4,758	$4,397

(1) Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3) Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

(4) Bareboat charter days are the aggregate number of days in a period during which the vessels in our fleet are subject to a bareboat charter.

(5) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period.

(6) Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7) TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8) We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the three months ended March 31, 2012 and 2011.

	Three Months Ended March 31,
(Expressed in thousands of U.S. Dollars, except number of days and TCE rates)	(Unaudited)
	2012	2011

Revenue	$9,458	$8,461
Less: Voyage expenses	$149	$995
Less: bareboat charter net revenue	$1,248	$1,234
Net revenue excluding bareboat charter net revenue	$8,061	$6,232
Available days net of bareboat charter days	546	346
Daily TCE rate	$14,764	$18,012

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 DWT and a weighted average age of 5.3 years as of March 31, 2012.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide Globus’ current expectations or forecasts of future events. Forward-looking statements include statements about Globus’ expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Globus’ actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Globus’ filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Elias Deftereos, CFO

deftereos@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante